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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 27)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ---------

                                  CONRAIL INC.
                           (Name of Subject Company)

                          NORFOLK SOUTHERN CORPORATION
                        ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                        SERIES A ESOP CONVERTIBLE JUNIOR
                       PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                                   ---------

                              JAMES C. BISHOP, JR.
                          EXECUTIVE VICE PRESIDENT-LAW
                          NORFOLK SOUTHERN CORPORATION
                             THREE COMMERCIAL PLACE
                          NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                   ---------
                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                           CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                         AMOUNT OF FILLING FEE**
      $12,248,085,000                                  $2,449,617

* For purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), and Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares"), of Conrail Inc. (the "Company") at $115 net per share in cash. According to information included in the Tender Offer Statement on Schedule 14D-1, dated December 6, 1996, filed by CSX Corporation ("CSX") with the Securities and Exchange Commission and attributed to the Company, on November 27, 1996, 82,248,741 Common Shares and 7,303,920 ESOP Preferred Shares were outstanding and 8,263,682 Common Shares were reserved for issuance upon conversion of the ESOP Preferred Shares or pursuant to the Company's Long-Term Incentive Plans. Also according to such Schedule 14D-1, pursuant to a Stock Option Agreement, dated as of October 14, 1996, by and between the Company and CSX, the Company has granted CSX the option to purchase in certain circumstances up to 15,955,477 Common Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Atlantic Acquisition Corporation for such number of Shares.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:        $2,456,439           Filing Party:      Norfolk Southern Corporation and
                                                                       Atlantic Acquisition Corporation

Form or Registration No.:      Schedule 14D-1       Date Filed:        November 8, 1996 and
                                                                       October 24, 1996
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   This Amendment No. 27 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk
Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation
("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value
(the "ESOP Preferred Shares" and, together with the Common Shares, the
"Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the
"Offer to Purchase"), as amended and supplemented by the Supplement, dated
November 8, 1996 (the "First Supplement") and the Second Supplement, dated
December 20, 1996 (the "Second Supplement"), and in the revised Letter of
Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Offer to Purchase, the First Supplement, the Second Supplement or the
Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   Item 1 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Second Supplement is incorporated herein by reference.

   (c) The information set forth in Section 3 ("Price Range of Shares;
Dividends") of the Second Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   Item 3 is hereby amended and supplemented by the following:

   (a) and (b) The information set forth in the Introduction, Section 7
("Background of the Offer; Contacts with the Company") and Section 8
("Purpose of the Offer and the Merger; Plans for the Company; Certain
Considerations") of the Second Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Item 4 is hereby amended and supplemented by the following:

   (a) and (b) The information set forth in Section 6 ("Source and Amount of Funds") of the Second Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   Item 5 is hereby amended and supplemented by the following:

   The information set forth in the Introduction, Section 7 ("Background of the Offer; Contacts with the Company") and Section 8 ("Purpose of the Offer and Merger; Plans for the Company; Certain Considerations") of the Second
Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO THE SUBJECT COMPANY'S SECURITIES.

   Item 7 is hereby amended and supplemented by the following:

   The information set forth in Section 9 ("Conditions to the Offer") and
Section 10 ("Certain Legal Matters; Regulatory Approvals; Certain
Litigation") of the Second Supplement is incorporated herein by reference.

                                1
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ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   Item 9 is hereby amended and supplemented by the following:

   The information set forth in Section 5 ("Certain Information Concerning
Parent and Purchaser") of the Second Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   Item 10 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 8 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Second Supplement is incorporated herein by reference.

   (e) The information set forth in Section 10 ("Certain Legal Matters;
Regulatory Approvals; Certain Litigation") of the Second Supplement is incorporated herein by reference.

   (f) The information set forth in the Second Supplement and the revised
Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(72) and (a)(73), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended to add the following:

(a)(71)    Text of Press Release issued by Parent on December 19, 1996.

(a)(72)    Second Supplement to the Offer to Purchase, dated December 20,
           1996.

(a)(73)    Revised Letter of Transmittal.

(a)(74)    Revised Notice of Guaranteed Delivery.

(a)(75)    Revised Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(76)    Revised Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.

                                2
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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 1996

                                          NORFOLK SOUTHERN CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                              -------------------------------
                                              Name: James C. Bishop, Jr.

                                              Title: Executive Vice
                                                      President-Law


                                          ATLANTIC ACQUISITION CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                              -------------------------------
                                              Name: James C. Bishop, Jr.

                                              Title: Vice President and
                                                      General Counsel


                                3
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                                EXHIBIT INDEX

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
   EXHIBIT
   NUMBER                                        DESCRIPTION                                       PAGE
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
   (a)(71)   Text of Press Release issued by Parent on December 19, 1996.

   (a)(72)   Second Supplement to the Offer to Purchase, dated December 20, 1996.

   (a)(73)   Revised Letter of Transmittal.

   (a)(74)   Revised Notice of Guaranteed Delivery.

   (a)(75)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.

   (a)(76)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
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